Satcon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

May 7, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Attn:	Russell Mancuso
Branch Chief

	Re:	Satcon Technology Corporation
Registration Statement on Form S-3
Filed March 15, 2010
File No. 333-165478

Dear Mr. Mancuso:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on March 15, 2010, as set forth in your letter dated March 23, 2010 to Charles S. Rhoades (the “Comment Letter”).  The Company is concurrently filing via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that principally reflect responses to certain of the Staff’s comments.

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Incorporation of Certain Documents by Reference, page 30

Comment No. 1

Please file the Part III information that you incorporate by reference into your Form 10-K for the fiscal year ended December 31, 2009 before requesting acceleration of the effective date of your Form S-3.  Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01.

Response to Comment No. 1

On April 30, 2010, the Company filed its definitive proxy statement for its 2010 Annual Meeting of Stockholders.  In accordance with General Instruction G(3) of Form 10-K, the information required by Part III of Form 10-K has been incorporated by reference from such definitive proxy statement into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Comment No. 2

Please tell us why you do not incorporate by reference your Form 8-K filed March 15, 2010.

Response to Comment No. 2

The Company inadvertently omitted the above-referenced Form 8-K from the list of documents specifically incorporated by reference into the Registration Statement.  In Amendment No. 1, the Company has added this Form 8-K to the list of documents specifically incorporated by reference into the Registration Statement.

Comment No. 3

Please file the indenture, not merely a “form of” indenture.

Response to Comment No. 3

The Company does not currently have an indenture in place with a trustee.  In accordance with Interpretive Responses 201.04 and 206.01 of the SEC’s Compliance and Disclosure Interpretations under the Trust Indenture Act of 1939, and consistent with historical practices and precedent, the Company had filed an “open-ended” indenture as an exhibit to the Registration Statement.  If and when the Company determines to offer a series of debt securities under the Registration Statement, it will (i) designate a trustee on a delayed basis by separately filing the Form T-1 under the electronic form type “305B2”, (ii) disclose the details of the securities to be offered under the indenture both in a prospectus supplement and in a supplemental indenture and (iii) file the executed indenture and supplemental indenture as exhibits to a Form 8-K.

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If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2416.

Sincerely,

/s/ John W. Peacock

John W. Peacock
Chief Accounting Officer